Exhibit 99.66

DHX Media reports full-year results and increases dividend

REVENUE UP 34%, DISTRIBUTION REVENUE INCREASES 256%

TSX: DHX

HALIFAX, Sept. 23, 2013 /CNW/ - DHX Media Ltd. ("DHX Media" or the "Company") (TSX: "DHX"), the leading independent international producer, distributor and licensor of children's entertainment content, is pleased to announce its audited financial results for the year ended June 30, 2013.

Dividend Declaration

The Board of Directors has approved a dividend for the quarter of $0.011 on each common share outstanding on September 22, 2013 to the shareholders of record at the close of business October 2, 2013 to be paid October 16, 2013, representing a 47% increase over last quarter's dividend.

Highlights of Fiscal 2013 Results:

(All amounts in Canadian dollars)

•	Revenues of $97.26 million, up 34% from $72.65 million in Fiscal 2012;

•	Normalized net income of $8.65 million (up 184% or $0.10 per share) after adding back after-tax, acquisition related costs of $6.79 million. Stated net income of $1.86 million (down 39%) or $0.02 per share versus $3.05 million or $0.05 per share for Fiscal 2012;

•	Gross Margin increased to $48.73 million (50% of revenue), up 97% from $24.72 million (34% of revenue) in Fiscal 2012;

•	Adjusted EBITDA[1] of $23.43 million, an increase of $14.30 million or 157% compared to $9.13 million EBITDA[1] for Fiscal 2012;

•	Distribution Revenue of $24.57, up 256% from $6.91 million in Fiscal 2012;

•	Revised Q3 2013 cost synergy target of $10 million exceeded by 5% as the Company has now achieved $10.5 million in synergies from the Cookie Jar acquisition; and,

•	Results represent just over eight months of contribution from the October 2012 Cookie Jar acquisition.

1 EBITDA represents income of the Company before amortization, finance income (expense), taxes, share of loss of associates, development expenses and any impairments, share-based compensation expense, and Adjusted EBITDA includes adjustments for other non-recurring charges. (See Fiscal 2013 MD&A definition of EBITDA and Adjusted EBITDA for full details).

Michael Donovan, Chairman and CEO, DHX Media commented, "Fiscal 2013 was a transformative year for DHX Media thanks to our October 2012 acquisition of Cookie Jar and the proliferation of new digital distribution customers in our industry. Our other core areas of proprietary production and licensing also experienced both organic growth and benefits due to the Cookie Jar acquisition. We look forward to an exciting year ahead as we continue to leverage the benefits of our platform, in particular against our newly acquired Teletubbies and In The Night Garden brands."

Analyst Call Details

The Company will hold a conference call for analysts to discuss its Q4 2013 and Fiscal 2013 financial results on Monday, September 23rd, 2013 at 10:00am EDT. Media and other may access this call on a listen-in basis. Conference call details are as follows:

To access the call, please dial +1(888) 231-8191 toll-free or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call, passcode 65108819.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855) 859-2059 toll free or +1(416) 849-0833, and passcode 65108819, until midnight EDT September 30th, 2013.

Consolidated Statements of Income and Comprehensive Income Data

	Fiscal	Fiscal
($000, except per share data)	2013	2012
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenues	97,263	72,647
Direct costs and expense of film and television produced	(45,117)	(47,928)
Expense of book value of acquired DHX Cookie Jar library	(3,145)	-
Gross margin	48,731	24,719
Selling, general, and administrative	(31,886)	(16,077)
Write-down of investment in film and television programs	(608)	(515)
Share of loss of associates	(172)	(146)
Amortization, finance and other expenses, net	(12,761)	(4,001)
Provision for income taxes	(1,444)	(933)
Net income	1,860	3,047
Cumulative translation adjustment	(2,926)	602
Realized loss on available for sale investments, net of tax	29	80
Change in fair value of available-for-sales investments, net of tax	(135)	7
Comprehensive income (loss)	(1,172)	3,736
Basic earnings per common share	0.02	0.05
Diluted earnings per common share	0.02	0.05
Weighted average common shares outstanding (expressed in thousands)
Basic	86,874	57,836
Diluted	89,717	58,160
Normalized net income	8,650	3,736
Basic normalized earnings per common share	0.10	0.05
Diluted normalized earnings per common share	0.10	0.05

Revenues

Revenues for Fiscal 2013 were $97.26 million, up 34% from $72.65 million for Fiscal 2012. The increase in Fiscal 2013 was due to significantly higher distribution revenue (generally driven by the proliferation of new digital buyers and the acquisition of DHX Cookie Jar), an increase in proprietary production revenue, and an increase in M&L-owned (driven by an increase in Yo Gabba Gabba! Live! show revenue) and M&L-represented (as a result of the addition of CPLG), and was offset somewhat by decreases in producer and service fee revenue.

Proprietary production revenues for Fiscal 2013 were $17.43 million, an increase of 38% compared to $12.6 million for Fiscal 2012. The overall increase met Management's expectations and was mainly due to scheduled timing of deliveries.

For Fiscal 2013, the Company added 113 half-hours to the library. The breakdown for Fiscal 2013 for production, resulting in $17.43 million of proprietary film and television program production revenue, is 76.0 half-hours versus the 86.0 half-hours for Fiscal 2012, where the programs have been delivered and the license periods have commenced and 37.0 half-hours in intellectual property ("IP") rights for third party produced titles (45.0 half-hours in Fiscal 2012). Fiscal 2013 proprietary revenues and deliveries were in line with scheduled deliveries and Management's expectations.

DHX continued to strategically target third party produced titles for IP rights. As noted above, for Fiscal 2013, the Company added to the library 10.0 half-hours for Deadtime Stories, 13.0 half-hours for Rastamouse, and 14.0 half-hours for SheZow. For Fiscal 2012, the Company added 26.0 half-hours for Ha Ha Hairies, 6.0 half-hours for How to be Indie, and 13.0 half-hours for Rastamouse.

For Fiscal 2013, the Company earned $20.85 million for producer and service fee revenues, a decrease of 33% versus the $31.28 million for Fiscal 2012. This was mainly due to Management's decision, coming out of its integration with DHX Cookie Jar and specifically to lower SG&A on less profitable parts of the business, to wind down its LA service studio and focus on its higher margin animation studios in Canada. The transition is proving out in higher gross margins for the category (as evidenced by a 35% margin or $7.33 million for Fiscal 2013 versus 22% or $7.02 million for Fiscal 2012) but has taken slightly longer than expected (1-2 quarters). This, along with small unexpected scheduling delays for two productions, has resulted in producer and service fee revenues for Fiscal 2013 being off beginning of the year Fiscal 2013 expectations.

For Fiscal 2013, Management was extremely pleased with distribution revenues being up 256% to $24.57 million from $6.91 million for Fiscal 2012, primarily due to the proliferation of new digital customers, new channels, and the scale of its library created from the Cookie Jar acquisition. For the Fiscal 2013, the Company closed significant deals, among others previously announced, as follows: Daily Motion, Global Movie Pte Ltd., Amazon EU SARL, Super RTL Disney, Netflix, Inc., Viacom Media Network, Mill Creek Entertainment LLC, and Kidoodle.TV.

For Fiscal 2013, M&L-owned increased 35% (14% organic and 21% acquisitive from DHX Cookie Jar) to $21.38 million (Fiscal 2012-$15.80 million). For Fiscal 2013, Yo Gabba Gabba! Live! show revenue generated $10.04 million as compared to Fiscal 2012 of $8.41 million. For Fiscal 2013, other Yo Gabba Gabba! M&L revenue was $4.62 million, in line with the $4.64 million for Fiscal 2012. The remaining M&L-owned was $6.72 million ($3.78 million from DHX Cookie Jar), up 172% (21% organic and 151% acquisitive from DHX Cookie Jar) from $2.47 million for Fiscal 2012. The majority of the organic growth is from music royalties earned from DHX's extensive catalogue.

For Fiscal 2013, M&L-represented revenue was $7.66 million from CPLG (acquired as part of the acquisition of DHX Cookie Jar) which only included 251 days of activity (Fiscal 2012-nil).

For Fiscal 2013, new media revenues decreased 10% to $5.20 million (Fiscal 2012-$5.77 million) based primarily on scheduled timing of certain UMIGO deliverables. For Fiscal 2013, rental revenues were $0.18 million, down 38% from Fiscal 2012 of $0.29 million, as a result of lower rental revenues of studio and office facilities to third parties of the Company's Toronto and Halifax offices.

Gross Margin

Gross margin for Fiscal 2013 was $48.73 million, an increase in absolute dollars of 97% compared to $24.72 million for Fiscal 2012. DHX is pleased to report the overall gross margin for Fiscal 2013 at 50% of revenue was above the high end of Management's expectations, driven mainly by stronger margins on production (proprietary and service), new digital distribution deals, and M&L revenues. Gross margin for Fiscal 2013 was calculated as revenues of $97.26 million less direct production costs and expense of investment in film of $45.12 million and less $3.41 million expense of the original book value of the acquired DHX Cookie Jar library (Fiscal 2012-$72.65 million less $47.93 million and less nil, respectively).

Operating Expenses

Operating expenses for Fiscal 2013 were $45.43 million compared to $20.74 million for Fiscal 2012, an increase of 133%.

SG&A

SG&A costs for Fiscal 2013 were up 98% at $31.89 million compared to $16.08 million for Fiscal 2012. The increase in SG&A is generally due to the inclusion of $11.31 million for DHX Cookie Jar which was acquired on October 22, 2012, a non-cash charge of $0.98 million for share-based compensation (Fiscal 2012-$0.38 million), charges of $0.39 million related to warrants expensed in connection with the Cookie Jar Acquisition, and $5.63 million for severance, professional fees, and workforce harmonization costs related to the integration of DHX Cookie Jar.

EBITDA

For Fiscal 2013, EBITDA was $13.59 million, up $4.46 million or 49% versus $9.13 million for Fiscal 2012. For Fiscal 2013, Adjusted EBITDA was $23.43 million, up $14.30 million or 157% over $9.13 million for Fiscal 2012. For Fiscal 2013, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Cookie Jar Acquisition totalling $9.84 million, consisting of $5.63 million for severance costs shown in salaries and employee benefits in SG&A, $2.51 million for terminated or abandoned development contracts shown in development expenses and other charges, $0.39 million for warrants expensed in SG&A, and $1.31 million for other acquisition costs.

DHX Media's complete financial statements are available at www.dhxmedia.com or on www.sedar.com.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets, and distributes over 9,000 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Caillou, Busytown Mysteries, Inspector Gadget, Johnny Test, Animal Mechanicals, Kid vs. Kat, Super WHY!, and Yo Gabba Gabba!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, Netherlands and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward looking statements with respect to the Company, including statements about the value of the substantial issuer bid to the Company's remaining shareholders and its effects on the Company's earnings per share. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company's production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectus dated September 25, 2012, Annual Information Form, and the annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SOURCE: DHX MEDIA LTD.

%SEDAR: 00023380E

For further information:

Enquiries:

David A. Regan - EVP, Corporate Development & IR +1 902-423-0260

CO: DHX MEDIA LTD.

CNW 07:00e 23-SEP-13